May 19, 2010
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Managed Portfolio (the “Managed Portfolio”) and Stadion Core Advantage Portfolio (the “Core Advantage Fund” and together with the Managed Fund, the “Funds”)

File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 20

Ladies and Gentlemen:

Mr. Vince DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted us to provide comments on Post-Effective Amendment No. 20 to the Trust’s registration statement on Form N-1A (the "Amendment").  The following are the comments provided and the Trust’s response to each:

PROSPECTUS

1.           The cover page of the Prospectus should include the date of the Prospectus, the names of the Funds and the class or classes to which the Prospectus relates, the ticker symbol for each class, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The cover page may also include the CUSIP numbers, graphics and logo currently on the cover, but the remaining information should be deleted.

RESPONSE:      The requested information has been deleted from the cover page.

2.           The sentences in the Investment Objective section of the Risk/Return Summaries for each Fund which state that a Fund’s investment objective may be changed without shareholder approval should be moved outside of the Risk/Return Summaries.

RESPONSE:      The sentences have been moved to the section Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks, on page 17.  The last sentence of the paragraph “Additional Information” now reads as follows:

“Each Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.”

3.           Delete “Class I” from the first sentence in the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund.

RESPONSE:      The deletions have been made as requested.

4.           Delete footnote 1 to the Annual Fund Operating Expenses table for each Fund since the tables relate to a new class of shares, not a new fund.

RESPONSE:      The deletions have been made as requested.

5.           Please explain supplementally how the Funds’ high portfolio turnover rates during the most recent fiscal year (449% for the Managed Fund and 346% for the Core Advantage Fund) serve the investment objectives of achieving long-term capital appreciation for the Managed Fund and capital appreciation for the Core Advantage Fund?

RESPONSE:      Each Fund is managed according to an asset allocation model primarily designed to achieve capital appreciation of the aggregate portfolio of the Fund with reduced volatility.  The Funds’ primary trading strategies (generally applied to 100% of the Managed Fund’s portfolio and 50% of the Core Advantage Fund’s portfolio) involve movement in and out of market indexes and sector indexes based on perceived appreciation potential and risk levels, without regard to the length of time any particular investment has been held.  Therefore, the Funds’ trading strategies may generate substantial portfolio turnover while seeking capital appreciation consistent with their investment objectives, particularly during volatile market conditions.

6.           As evidenced by the Funds’ high portfolio turnover rates during their most recent fiscal year, add disclosure to the Principal Investment Strategies section that the Funds may engage in active and frequent trading of portfolio securities to achieve their principal investment strategies.  In addition, consider whether to add related additional disclosure to the risk factors related to high portfolio turnover rates.

RESPONSE:      The following sentence has been added as the last sentence of the second to last paragraph of the Principal Investment Strategies section appearing in the Risk/Return Summaries for each Fund, on pages 3 and 11, respectively:

“As a result of its trading strategies, the [insert Fund name] Fund expects to engage in frequent portfolio transactions that may result in higher portfolio turnover than other mutual funds.”

In addition, the second and third sentences of the paragraph entitled “Risks Related to Portfolio Turnover” in the Principal Risks section of the Risk/Return Summaries for each Fund, on pages 5 and 13, respectively, have been revised as follows:

“The [insert Fund name] Fund may sell portfolio securities without regard to the length of time they have been held and, as a result of its trading strategies, the Fund may have higher portfolio turnover than other mutual funds.  Since portfolio turnover may involve paying brokerage commissions and other transaction costs, higher turnover generally results in additional fund expenses.”

7.           Revise the disclosure in the first paragraph of the Principal Investment Strategies section of the Risk/Return Summaries for each Fund to define the terms “stock baskets”, “other indexed investments” and “cash equivalent positions”.

RESPONSE:      The disclosures in the Principal Investment Strategies section appearing in the Risk/Return Summaries for each Fund, on pages 2 and 10, respectively, have been revised and now read as follows:

“To achieve its investment objective, the [insert Fund name] Fund invests primarily in exchange-traded funds or ETFs (funds traded on securities exchanges that generally hold a portfolio of common stocks or bonds designed to track the performance of a securities index or sector of an index), pre-selected groups of securities related by index or sector made available through certain brokers at a discount brokerage rate (such as stock baskets), and index-based mutual funds or other investment companies (collectively, “Indexed Investments”), and cash and short-term, highly liquid investments (such as money market mutual funds) that are generally convertible into cash ("Cash Positions”).”

The terms “other indexed investments” and “cash equivalent positions” have not been defined because they are no longer included in the disclosure.

8.           Move the disclosure in the sidebar “What is an Exchange-Traded Fund?” in the Principal Investment Strategies section of each Fund to a section outside of the Risk/Return Summaries.

RESPONSE:      The sidebar has been removed and the substance of the disclosure from the sidebar has been incorporated into a parenthetical beside the first use of the terms “exchange-traded funds or ETFs” in the Principal Investment Strategies section appearing in the Risk/Return Summaries for each Fund, on pages 2 and 10, respectively.

9.           Will the Funds invest in Indexed Investments tracking foreign market indexes as a principal investment strategy?  If so, please revise the examples of broad market indexes provided in the parenthetical in the Principal Investment Strategies section appearing in the Risk/Return Summaries for each Fund.

RESPONSE:       Each Fund may invest in foreign broad market indexes.  Accordingly, a foreign broad market index, the MSCI EAFE, has been added to the relevant parenthetical. The parenthetical in the Principal Investment Strategies section appearing in the Risk/Return Summaries for each Fund, on pages 2 and 10, respectively, has been revised as follows:

“(e.g., the S&P 500, Russell 2000, NASDAQ-100, MCSI EAFE, etc…)”

10.         In the Principal Investment Strategies section appearing in the Risk/Return Summaries, it is disclosed that the Managed Fund and the satellite portion of the Core Advantage Fund “may hold positions in common stocks of domestic and foreign companies and corporate and/or government bonds from time to time.”  Is this a principal strategy?  If not, it should be moved out of the Risk/Return Summaries.

RESPONSE:      While Fund management currently prefers to purchase ETFs that track the sectors or indexes in which Stadion Money Management, Inc. (the “Advisor”) seeks to invest, the Advisor may also acquire prepackaged brokerage products containing domestic and foreign companies and corporate and/or government bonds (like stock baskets), or may construct its own portfolios of domestic and foreign companies and corporate and/or government bonds designed to be representative of such indexes or sectors (e.g., in cases where an ETF for a particular sector is unavailable). In either case, the Fund would be directly invested in domestic and foreign companies and corporate and/or government bonds from time to time.  Accordingly, the Trust believes that the current disclosure is appropriate.

11.         Revise the disclosure in the Principal Investment Strategies section of the Funds’ Risk/Return Summaries to more fully discuss how the Advisor decides which securities to buy and sell.  Please be more specific than what is already disclosed in the discussion of the asset allocation model.

RESPONSE:      The Trust has reviewed its current disclosure for the Managed Fund, and believes that the following section adequately discusses how the Advisor decides which securities to buy and sell:

From the Principal Investment Strategies section for the Managed Fund (page 2, 3rd paragraph):

“In general, the Managed Fund will purchase or increase its exposure to Indexed Investments tracking equity markets or market sectors when the Advisor’s asset allocation model and risk analysis indicates that the applicable market or sector is at low risk of losing value or presents opportunities for growth and appreciation. The Managed Fund will generally sell interests or reduce investment exposure in Indexed Investments tracking equity markets or market sectors in favor of fixed-income Indexed Investments or Cash Positions when the Advisor’s asset allocation model and risk analysis indicates that such markets have become or are becoming risky.”

The Trust has also reviewed its current disclosure for the Core Advantage Fund, and has determined to revise the last sentence of the second paragraph of the Principal Investment Strategies section of the Core Advantage Fund’s Risk/Return Summaries to further clarify how the Advisor decides which securities to buy and sell for the Fund by revising the sentence to read as follows:

“The Advisor then seeks to participate in markets and market sectors with low risk scores by purchasing or increasing its exposure to Indexed Investments tracking applicable equity markets or market sectors, and seeks to divest investments in markets and market sectors with high risk scores by selling interests or reducing investment exposure in Indexed Investments tracking equity markets or market sectors in favor of fixed-income Indexed Investments or Cash Positions.”

12.         In the third sentences of the first paragraph of the Principal Risks section of the Risk/Return Summaries for each Fund, delete the word “additional”.

RESPONSE:      The deletions have been made as requested.

13.         The following disclosures, included for both Funds under the caption “Risks Related to ‘Fund of Funds’ Structure” in the Principal Risks section of the Risk/Return Summaries, should be moved to the discussion of the Funds’ investment strategies, as they do not represent investment risks:  “The [insert fund name] Fund is a ‘fund of funds.’ The term ‘fund of funds’ is typically used to describe investment companies, such as the [insert Fund name] Fund, whose primary investment strategy involves investing in other investment companies, such as ETFs and similar index or sector-based mutual funds or other investment companies….The [insert Fund name] Fund is best suited for long-term investors.”

RESPONSE:      The requested change has been made by moving the indicated sentences to the last paragraph under the Principal Investment Strategies section of the Risk/Return Summaries for each Fund, on pages 3 and 11, respectively.  The last paragraph of each section now reads as follows:

“The [insert Fund name] Fund is a "fund of funds." The term "fund of funds" is typically used to describe mutual funds, such as the [insert Fund name] Fund, whose primary investment strategy involves investing in other investment companies, such as ETFs and other mutual funds. The [insert Fund name] Fund is best suited for long-term investors.”

14.         The disclosure in the Principal Risks section of the Risk/Return Summaries for each Fund, under the caption “Risks Related to ‘Fund of Funds’ Structure”, states “Under the Investment Company Act of 1940, the [insert Fund name] Fund may not acquire shares of an ETF or other investment company if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF’s or investment company’s total outstanding shares unless (i) the ETF or the Fund has received an order for exemptive relief from the 3% limitation from the Securities and Exchange Commission that is applicable to the Fund; and (ii) the ETF and the Fund take appropriate steps to comply with any conditions in such order. Accordingly, the 3% limitation may prevent the [insert Fund name] Fund from allocating its investments in the manner the Advisor considers optimal, or cause the Advisor to select an investment other than that which the Advisor considers optimal.”  Is this scenario likely enough to cause this to be a principal risk?  If not, please revise the disclosure accordingly.

RESPONSE:      While it may be unlikely that the Funds would realize the above risk with larger ETFs and other investment companies in which they invest, there is a greater risk that this limitation may affect the Advisor’s ability to select smaller funds (particularly specialized funds).  This risk will only increase as new and more specialized ETFs that the Funds may be interested in are launched, and the Funds’ assets grow.  Accordingly, the Trust believes that the current disclosure is appropriate.

15.         Delete the words “premium or” included in the last sentence under the caption “Risks Related to ETF NAV and Market Price” in the Principal Risks section of the Risk/Return Summaries for each Fund, as this does not represent an investment risk.

RESPONSE:      The Trust believes that the words “premium or” should not be deleted because they address the risk that a Fund may pay more than NAV when purchasing shares of an ETF.  Accordingly, the risk factor has been revised to clarify this risk as follows:

“The market value of an ETF’s shares may differ from its net asset value (“NAV”). This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF).”

16.         Delete the words “taxes and” in the third sentence appearing in the Performance Summary section of the Risk/Return Summaries for both Funds.

RESPONSE:      The deletions have been made as requested.

17.         In the fourth sentence of the Performance Summary section of the Risk/Return Summaries for both Funds, change the phrase “those of broad measures of market performance” to “a broad measure of market performance.”  Also, revise the fifth sentence in the same paragraph to comply with Instruction 3(b) to Item 4 of Form N-1A.

RESPONSE:      As requested, the phrase “those of broad measures of market performance” has been changed to “a broad measure of market performance” in the Performance Summary section of the Risk/Return Summaries for both Funds, on pages 6 and 14, respectively.

Additionally, the fifth sentence in the paragraph has been revised to state:

“The performance information presented is the performance of Class A shares only.  Class I shares would have substantially similar annual returns as the Class A shares because (i) both classes of shares are invested in the same portfolio of securities and (ii) the annual returns would differ only to the extent that Class A shares and Class I shares do not have the same expenses.”

18.         Delete the following disclosure, appearing in the paragraph immediately preceding the table of each Fund’s average annual total returns in the Performance Summary section of the Risk/Return Summaries:  “The table below shows how the average annual total returns of the [insert Fund name] Fund compare with those of the S&P 500 Index and to a blend of 80% S&P 500 Index/20% Barclays Capital U.S. Aggregate Bond Index.  The table also presents the impact of taxes on the [insert Fund name] Fund’s returns.”

RESPONSE:      The deletions have been made as requested.

19.         In the Performance Summary section of the Risk/Return Summaries, delete footnote 1 to each Fund’s average annual returns table and the disclosure describing the S&P 500 Index and the Barclays Capital U.S. Aggregate Bond Index following the tables.

RESPONSE:      The disclosure describing the S&P 500 Index and the Barclays Capital U.S. Aggregate Bond Index has been deleted as requested.

With respect to your request to remove Footnote 1, the Trust has reviewed the instructions to Form N-1A regarding the presentation of the performance table, including Item 4(b)(2)(iii) and (iv), and Item 4, Instruction 3 addressing Multi-Class Funds.  For each of the Funds, the Trust believes that the inclusion of the substantive information in Footnote 1 (explaining that the return information in the table is for Class A, which has up to a 5.75% sales load), is consistent with  the instructions in Item 4(b)(2)(iv)(C) (permitting a brief explanation that after tax returns in the performance table are shown for only one class and after tax returns for other classes will vary)(the "Item 4(b)(2)(iv)(C) Instruction").  The Trust believes that the Item 4(b)(2)(iv)(C) Instruction encourages brief explanations like the explanation in Footnote 1 that assist potential investors in understanding the differences between the information shown and the other classes of shares offered by the prospectus (in this case, Class I).

In addition, the Trust believes that inclusion of the substantive information in Footnote 1 is consistent with the requirements of the last sentence of Instruction 3(b) to Item 4, which requires registrants offering multi-class funds to “Include return information for the other Class reflected in the bar chart in the performance table.” The substantive information in Footnote 1 is an important part of the "return information" for the class shown, since it is relevant to potential investors’ understanding of the performance in the table and how it differs from Class I, which does not charge a sales load.

While the Trust believes that the substantive information in Footnote 1 could remain in a footnote, the Trust has noted that the Item 4(b)(2)(iv)(C) Instruction requires the explanation to be provided "adjacent to the [performance] table".  Therefore, the Trust has moved the information from the footnote to the narrative description by revising the last sentence immediately preceding each Fund’s average annual returns table as follows:

“After-tax returns are shown for Class A shares only (which have up to a 5.75% front-end sales load) and after-tax returns for other classes will vary.”

20.         In the Purchase and Sale of Fund Shares section of the Risk/Return Summaries for each Fund, delete the sentence under “General Information” providing a toll-free telephone number to call for assistance.

RESPONSE:      The deletions have been made as requested.

21.         In the Annual Fund Operating Expenses table for the Core Advantage Fund, revise the line item “Less: Management Fee Waivers” by deleting “Less:”.

RESPONSE:      The deletion has been made as requested.

22.         Revise footnote 2 to the Annual Fund Operating Expenses table for the Core Advantage Fund by deleting “and is expected to continue from year-to-year thereafter, provided such continuance is approved by the Board of Trustees of the Trust” from the second sentence and “and will terminate automatically if the Core Advantage Fund’s investment advisory agreement with the Advisor is terminated” from the third sentence.

RESPONSE:      The deletions have been made as requested.

23.         Consider whether the disclosures under the headings “Fixed Income Risk”, “Foreign Securities Risk” and “Small Capitalization Companies Risk” in the section Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks should be included in the section Principal Risks in the Funds’ Risk/Return Summaries and revise the disclosure accordingly, as needed.

RESPONSE:      The referenced sections have been moved to the Principal Risks sections of each Fund’s Risk/Return Summaries.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

24.         The disclosure of the Funds’ fundamental restriction on borrowing appears to permit the Fund to borrow to meet redemptions without limitation.  If that is the case, separately provide the legal basis for permitting borrowing to that extent.  If that is not the case, revise the disclosure to clarify to what extent the Funds may borrow.  Also, include a description of what borrowing is permitted by the Investment Company Act of 1940 (the “1940 Act”).

RESPONSE:      The Funds are not permitted to borrow except to the extent permitted by the 1940 Act.  The parenthetical “(including, without limitation, borrowing to meet redemptions)” was intended to provide an example of an instance when a Fund may borrow within the limits of the 1940 Act.  The parenthetical has been relocated to clarify this and the sentence now reads as follows:

“Borrow money (including, without limitation, borrowing to meet redemptions), except to the extent permitted under the 1940 Act.”

In addition, the following disclosure has been added to describe what borrowing is permitted by the 1940 Act:  “The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).”

25.         The Funds’ investment limitation with respect to investing in commodities should be a fundamental limitation per Section 13(a)(2) of the 1940 Act.  Please revise the disclosure accordingly.

RESPONSE:      Investing in commodities has been added to the list of the Fund’s Fundamental Restrictions under the section Investment Limitations on page 11 of the SAI.

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Additionally, per prior discussion with Mr. Vince DiStefano of the Commission staff, the Trust respectfully requests pursuant to Rule 461 that the effectiveness of the Amendment be accelerated to May 21, 2010 or as soon as practicable thereafter.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary